Exhibit 99.1

Financial News

CIBC declares dividends and announces elections under its shareholder investment plan

Toronto, ON – August 25, 2016 – CIBC (TSX: CM; NYSE: CM) announced today that its Board of Directors declared a dividend of $1.21 per share on common shares for the quarter ending October 31, 2016 payable on October 28, 2016 to shareholders of record at the close of business on September 28, 2016.

Class A Preferred Shares

The Board of Directors also declared the following dividends per share:

For the quarter ending October 31, 2016 payable on October 28, 2016 to shareholders of record at the close of business on September 28, 2016:

Series 39 - $0.243750

Series 41 - $0.234375

Series 43 - $0.225000

In addition, CIBC announced elections under the CIBC Shareholder Investment Plan (the “Plan”).

CIBC Shareholder Investment Plan

Under the Plan, CIBC offers the Dividend Reinvestment Option for Canadian residents and the Stock Dividend Option for US residents, to reinvest and receive dividends, respectively, on their CIBC common shares and preferred shares in the form of CIBC common shares. Canadian resident shareholders may also purchase additional common shares under the Share Purchase Option.

Under the Plan, CIBC is entitled to determine whether common shares for the Plan are purchased in the secondary market or issued from treasury. CIBC has elected to issue common shares from treasury, starting with the dividend payable on October 28, 2016, to common and preferred shareholders of record at the close of business on September 28, 2016. Common shares issued on and after October 28, 2016 under the Dividend Reinvestment Option and the Stock Dividend Option will be issued at a 2% discount from the Average Market Price (as defined in the Plan). The discount will not apply to common shares purchased under the Share Purchase Option of the Plan. Previously, common shares received by participants under the Plan were purchased in the secondary market with no discount from the Average Market Price.

Ongoing participants in the Plan will automatically have the discount applied to the reinvestment of their dividends on the October 28, 2016 dividend payment date. Registered shareholders resident in Canada or the United States wishing to join the Plan can obtain an enrolment form from CIBC’s agent, CST Trust Company by calling 416-682-3860 in Toronto, or toll-free at 1-800-387-0825 from elsewhere in Canada or the United States. Eligible beneficial or non-registered shareholders must contact their financial institution or broker to find out details on how they can participate.

In order to participate in time for the October 28, 2016 dividend payment date, enrolment forms from registered shareholders must be received by CST Trust Company before the close of business on September 21, 2016. Eligible beneficial or non-registered shareholders should contact their financial institution or broker well in advance of the above date for instructions on how to enrol in the Plan.

A copy of the Plan offering circular describing the terms and conditions applicable to the Plan is available from the Investor Relations section of www.cibc.com or from the agent at www.canstockta.com or by e-mail at inquiries@canstockta.com.

The securities being offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or an invitation to purchase or subscribe for any securities in the United States or in any other jurisdiction where such offer is unlawful.

About CIBC

CIBC is a leading Canadian-based global financial institution with 11 million personal banking and business clients. Through our three major business units – Retail and Business Banking, Wealth Management and Capital Markets – CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada with offices in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/ca/media-centre/ or by following on Twitter @CIBC, Facebook (www.facebook.com/CIBC) and Instagram @CIBCNow.

For further information:

Investor Relations:
Alice Dunning	416-861-8870	alice.dunning@cibc.com
Jason Patchett	416-980-8691	jason.patchett@cibc.com

Investor & Financial Communications
Erica Belling	416-594-7251	erica.belling@cibc.com